Exhibit 99.1

[Ministry of Water and Mines Letterhead]

Subject: Request for extension of the exploration period provided for in the production sharing contract for oil exploration and exploitation of October 5, 2013 relating to Block B.

Mr. Director General,

I hereby inform you that your request for an extension of the exploration period of the production sharing contract for oil exploration and exploitation concluded between the Government of the Republic of Benin and your company on October 5, 2013 ( hereinafter "PSC Block B"), remains under investigation.

I therefore confirm that, in accordance with the provisions of Article 53 of Law No. 2006-18 of 1 October 2006 on the Petroleum Code in the Republic of Benin, the period of validity of the Block B PSC is extended until the end of the investigation procedure and your company retains all rights and remains subject to all the obligations resulting therefrom, including obligations relating to the execution of the minimum work program or annual work programs provided for under this production sharing contract.

I ask you to accept, Mr. Director General, the expression of best feelings.

/s/ Samou SEIDOU ADAMBI

Samou SEIDOU ADAMBI

Minister of Water and Mines

Republic of Benin